UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Accuray Incorporated

File No. 001-33301 - CF#24700

_____

   Accuray Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 4, 2010.

   Based on representations by Accuray Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.2   through September 16, 2012

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Daniel Morris
         Special Counsel